04008926

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FEB 25 2004

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Ameren Corporation	0001002910
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form U-1 (Exhibit E)	File No. 70-10206
Electronic Report, Schedule or Registration	SEC File Number, if available

Statement of Which the Documents Are A Part (give period of report)

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City _______, State of ___________, _________, 2004.

____
(Registrant)

By: ....
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on February 25, 2004, that the information set forth in this statement is true and complete.

By: Andrew MacDonald (signature)
Andrew F. MacDonald

Counsel for Ameren Corporation

DC #98121 v1

Exhibit E


AMEREN CORPORATION
1901 Chouteau Avenue
St. Louis, MO 63103
Union Electric Company (100%) (MO) 1901 Chouteau Ave. St. Louis, MO 63103
Ameren Services Company (100%) (MO) 1901 Chouteau Ave. St. Louis, MO 63103
Central Illinois Public Service Company (100%) (IL) 607 East Adams Springfield, IL 62739
CIPSCO Investment Company (IL) 607 East Adams Springfield, IL 62739
Ameren Development Company (MO) (100%) 1901 Chouteau Ave. St. Louis, MO 63103 (IS)
Ameren Energy, Inc. (MO) (100%) 1901 Chouteau Ave. St. Louis, MO 63103 Rule 58 - Energy
Ameren Energy (100%) Resources Company (IL) 1901 Chouteau Ave. St. Louis, MO 63103 (IS)
CILCORP INC. (100%) (IL) 300 Liberty Street Peoria, IL 61602 (see Page 2 for subsidiaries)
Union Electric Development Corp. (100%) (MO) 1901 Chouteau St. Louis, MO
Electric Energy, Inc. (40%) (IL) EWG 2100 Portland Rd Joppa, IL 62953
Fuelco LLC (4%) (DE) 1 Ameren Plaza St. Louis, MO Rule 58 - Energy
CIPS Energy, Inc. (100%) (IL) 607 East Adams Springfield, IL 62739
CIPSCO Securities Company (100%) (IL) 607 East Adams Springfield, IL 62739
CIPSCO Energy Company (100%) (IL) 607 East Adams Springfield, IL 62739
CEC-ACLP Co. (100%) (IL) 607 East Adams St. Springfield, IL 62739
CIPSCO Venture Company (100%) (IL) 607 East Adams Springfield, IL 62739
CIPSCO Leasing Company (100%) (IL) 607 East Adams Springfield, IL 62739
CLC Leasing Co. A (100%) (IL) 607 East Adams Springfield, IL 62739
CLC Aircraft Leasing Company (100%) (IL) 607 East Adams Springfield, IL 62739
PowerTree Carbon Company, LLC (3.05%) (DE)
Ameren Energy (100%) Communications, Inc. (MO) 1901 Chouteau Ave. St. Louis, MO 63103 (ETC)
Ameren ERC, Inc. (MO) (100%) 1901 Chouteau Ave. St. Louis, MO 63103 Rule 58 - Energy
Missouri Central Railroad Company (DE) (100%) 1901 Chouteau Ave. St. Louis, MO 63103 Rule 58 - Energy
Gateway Energy Systems, L.C. (89.1%) (MO) 689 Craig Road St. Louis, MO 63141 (IS)
Gateway Energy WGK Project, L.L.C. (IL) 689 Craig Road St. Louis, MO 63141 Rule 58 - Energy
Illinois Materials Supply Co. (100%) (IL) 1901 Chouteau Ave. St. Louis, MO 63103
Ameren Energy (100%) Marketing Company (IL) 1901 Chouteau Ave. St. Louis, MO 63103 Rule 58 - Energy
Electric Energy, Inc. (20%) EWG 2100 Portland Rd. Joppa, IL 62953
Ameren Energy (100%) Development Co. (EWG) 1901 Chouteau Ave. St. Louis, MO 63103
AmerenEnergy Medina Valley Cogen, (No. 4) L.L.C. (100%) (IL) 300 Liberty St. Peoria, IL 61602
AmerenEnergy Medina Valley Operations, L.L.C. (100%) (IL) 300 Liberty St. Peoria, IL 61602
AmerenEnergy Medina Valley Cogen (No. 2), L.L.C. (100%) (IL) 300 Liberty St. Peoria, IL 61602
AmerenEnergy Medina Valley Cogen, L.L.C. (100%) (IL) 300 Liberty St. Peoria, IL 61602
Ameren Energy Generating Company (100%) EWG (IL) 1901 Chouteau Ave. St. Louis, MO 63103
Coffeen and Western Railroad Company (IL) (100%) 1901 Chouteau Ave. St. Louis, MO 63103
Ameren Energy Fuels and Services Company (IL) (100%) 1901 Chouteau Ave. St. Louis, MO 63103 Rule 58 - Energy
AFS Development Company, LLC (IL) (100%) 1901 Chouteau Ave. St. Louis, MO 63103 Rule 58 - Energy
Cowboy Railroad Development Co., L.L.C. (70.97%) AR 425 West Capitol Ave. Little Rock, AR 72201 Rule 58 - Energy
Midwest Electric Power (100%) EWG (IL) 2100 Portland Road Joppa, IL 62953
Joppa and Eastern Railroad Company (IL) (100%) 2100 Portland Road Joppa, IL 62953
Met South, Inc. (IL) (100%) 2100 Portland Road Joppa, IL 62953
Massac Enterprises, LLC (IL) (100%) 2100 Portland Road Joppa, IL 62953
Joppa Generating Station, LLC (100%) 2100 Portland Road Joppa, IL 62953 (IL) * (inactive)
Southern Materials Transfer, Inc. (100%) 2100 Portland Road Joppa, IL 62953 (IL)
Intermediate Subsidiary (IS)
Exempt Telecommunication Company (ETC)
* Inactive


CILCORP INC. (IL)
Central Illinois Light Company (100%) (IL) 300 Liberty St. Peoria, IL 61602
CILCO Exploration and Development Co. (100%) (IL) 300 Liberty St. Peoria, IL 61602
AmerenEnergy Resources Generating Company (100%) (IL) 300 Liberty St. Peoria, IL 61602
CILCO Energy Corporation (IL) (100%) 300 Liberty St. Peoria, IL 61602 Rule 58 - Energy
CILCORP Investment Management Inc. (100%) (IL) 300 Liberty St. Peoria, IL 61602
CIM Air Leasing Inc. (100%) (DE) 300 Liberty St. Peoria, IL 61602
CIM Energy Investments Inc. (100%) (IL) 300 Liberty St. Peoria, IL 61602
CIM Leasing Inc. (100%) (DE) 300 Liberty St. Peoria, IL 61602
CILCORP Lease Management Inc. (100%) (DE) 300 Liberty St. Peoria, IL 61602
CLM Inc., IV (100%) (DE) 300 Liberty St. Peoria, IL 61602
CLM Inc. - VII (100%) (DE) 300 Liberty St. Peoria, IL 61602
CLM Inc. - VIII (100%) (DE) 300 Liberty St. Peoria, IL 61602
CLM X, Inc. (100%) (DE) 300 Liberty St. Peoria, IL 61602
CLM XII, Inc. (100%) (DE) (IS) 300 Liberty St. Peoria, IL 61602
CLM XI, Inc. (100%) (DE) 300 Liberty St. Peoria, IL 61602
CLM Inc., VI (100%) (DE) 300 Liberty St. Peoria, IL 61602
QST Enterprises Inc. (100%) (IL) 300 Liberty St. Peoria, IL 61602
QST Energy Inc. (100%) (IL) 300 Liberty St. Peoria, IL 61602
QST Energy Trading Inc. (100%) (IL) 300 Liberty St. Peoria, IL 61602
CILCORP Infraservices Inc. (100%) (IL) 300 Liberty St. Peoria, IL 61602 Rule 58 - Energy
QST Inc. (100%) (IL) 300 Liberty St. Peoria, IL 61602
ESE Land Corporation (100%) (IL) 300 Liberty St. Peoria, IL 61602
Savannah Resources Corp. (100%) (CA) 300 Liberty St. Peoria, IL 61602
ESE Placentia Development Corporation (100%) (IL) 300 Liberty St. Peoria, IL 61602
California/Nevada Development L.L.C. (15%) (DE) Sealbeach, CA
CILCORP Ventures Inc. (100%) ((IL) 300 Liberty St. Peoria, IL 61602
CILCORP Energy Services Inc. (100%) (IL) 300 Liberty St. Peoria, IL 61602 Rule 58 - Energy
Agricultural Research & Development Corp. (80%) (IL) 300 Liberty St. Peoria, IL 61602
Peoria Medical Research Corp. (14%) (IL) 300 Liberty St. Peoria, IL 61602
Peoria Chiefs Community Baseball Club L.L.C. 300 Liberty St. Peoria, IL 61602